DynaMotive Energy Systems Corporation

                                FORM 6-K

                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                     REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13a-16 or 15d-16 OF
                   THE SECURITIES EXCHANGE ACT OF 1934
                            FOR DECEMBER 2, 2003

                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION
          (Exact name of Registrant as specified in its charter)

                          -----------------


                     Suite 105-1700 West 75th Avenue
                              Vancouver, BC
                              Canada V6P 6G2
                              (604) 267-6000
                  (Address of principal executive offices)

                           -----------------

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                       FORM 20-F  X    FORM 40-F
                                 ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             YES         NO  X
                                 ---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable







                                     FORM 27

                      MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                       OF THE SECURITIES ACT (BRITISH COLUMBIA)


1.  Reporting Issuer
    ----------------

    DynaMotive Energy Systems Corporation
    105-1700 West 75th Avenue
    Vancouver, BC V6P 6G2

    Tel. (604) 267-6013

2.  Date of Material Change
    -----------------------

    December 2, 2003

3.  Press Release
    -------------

    December 2, 2003

4.  Summary of Material Change
    --------------------------

December 2, 2003. Vancouver, BC, Canada DynaMotive Energy Systems Corp. (OTCBB:DYMTF) today announced the fabrication launch of a second pyrolysis plant. DynaMotive has completed the detailed design and has received an extension of funding support by Technology Partnerships Canada (TPC), as disclosed in September 2003. The plant will be fabricated at Ramsay Groups facilities in Sydney, British Columbia and UMA Engineering Ltd. will act as project engineers.

The installed system, with an estimated cost of CDN$7.3M, is designed to process 200 tonnes per day (wet) of biomass and produce sufficient BioOil to displace 400,000 gigajoules of natural gas or bunker C fuel oil per annum. Drying and wood handling equipment is to be provided by Bruks Klockner.

Funding for the project is provided in part by DynaMotive and TPC. Under the current agreement, TPC will provide matching funds for 37% of eligible costs. The extension of the agreement between DynaMotive and TPC in September of 2003 provided the Company with conditionally repayable funding of CDN$4.5M (US$3.4M) for continued development and support of the Company's patented technology and related R&D programs.


5.  Full Description of Material Change
    -----------------------------------

    Please see attached press release

6.  Reliance on Section 85(2) of the Act
    ------------------------------------

    N/A

7.  Omitted Information
    -------------------

    N/A

8.  Senior Officers
    ---------------

The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

Richard C.H. Lin
Chairman
6996 Arbutus Street
Vancouver, BC V6P 5S7
(604) 267-6013

9.  Statement of Senior Officer
    ---------------------------

The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, B.C. as of the 2nd day of December, 2003


                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                          (signed)         "Richard C.H. Lin"
                                            Richard C.H. Lin
                                            Chairman










IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.








DYNAMOTIVE ENERGY SYSTEMS CORPORATION          News Release-December 2, 2003

            DynaMotive Launches Fabrication of Second Pyrolysis Plant
               Project Supported by Technology Partnerships Canada

December 2, 2003. Vancouver, BC, Canada DynaMotive Energy Systems Corp. (OTCBB:DYMTF) today announced the fabrication launch of a second pyrolysis plant. DynaMotive has completed the detailed design and has received an extension of funding support by Technology Partnerships Canada (TPC), as disclosed in September 2003. The plant will be fabricated at Ramsay Groups facilities in Sydney, British Columbia and UMA Engineering Ltd. will act as project engineers.

The installed system, with an estimated cost of CDN$7.3M, is designed to process 200 tonnes per day (wet) of biomass and produce sufficient BioOil to displace 400,000 gigajoules of natural gas or bunker C fuel oil per annum. Drying and wood handling equipment is to be provided by Bruks Klockner.

Funding for the project is provided in part by DynaMotive and TPC. Under the current agreement, TPC will provide matching funds for 37% of eligible costs. The extension of the agreement between DynaMotive and TPC in September of 2003 provided the Company with conditionally repayable funding of CDN$4.5M (US$3.4M) for continued development and support of the Company's patented technology and related R&D programs.

DynaMotive continues to advance its negotiations with potential project financiers for the balance of financing for the project and with forestry companies in Canada for locating the plant. DynaMotive anticipates announcing the site location in the first quarter of 2004. Actual site work should begin soon thereafter with construction completion, subject to securing balance of financing, expected in summer, 2004.

Technology Partnerships Canada, a key instrument of Canada's Innovation Strategy, makes strategic, investments in great Canadian ideas, which are the currency for success in the 21st century. Technology Partnerships Canada's critical and timely investments in research and development promote innovation, commercialization, sustainable development and increased private sector investment, while enhancing the quality of life for all Canadians.

UMA provides consulting, engineering, construction and management services to the community infrastructure, earth and water, transportation, and industrial market sectors. It is an employee-owned company with offices throughout Canada and in the United States and Mexico and has been in business for more than 90 years.

Ramsay is a 4th generation Canadian owned and operated business with acknowledged expertise in precision ferrous and non-ferrous fabricating, machining, and manufacturing a wide variety of equipment for the oil and gas, environmental, forestry, mining, marine and construction industries.

DynaMotive develops innovative energy solutions through the application of its patented fast pyrolysis technology, a process that converts bio-mass residue into efficient fuel types (BioOil and char). By increasing the energy density and handling characteristics, DynaMotive's fuels are able to compete favorably with hydrocarbon fuels. Development partners include Bruks Klockner, UMA Engineering, Tecna SA, Ramsay Group, Ontario Power Generation, Magellan Aerospace division-Orenda Industrial, Cosan Bon Jesus and Rotch Group.

For more information on Technology Partnerships Canada:
Tel:1-800-266-7531          Fax: (613) 954-9117       Email: www.tpc.ic.gc.ca

For more information on UMA Industrial, please call:
Peter Smith                    Tel: (604) 438-5311
Email: pjsmith@umagroup.com    www.umagroup.com .

For more information on DynaMotive, please call:
Corporate   Communications
Tel:   (604) 267-6000          Toll Free (in North America): 1 877 863-2268
Fax:  (604) 267-6005           Email: investor@DynaMotive.com
Website: www.DynaMotive.com

Forward Looking Statement
Statements in this news release concerning the company's business outlook or future economic performance; anticipated profitability, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the Federal Securities Laws. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, future capital needs, changes and delays in product development plans and schedules, customer acceptance of new products, changes in pricing or other actions by competitors, patents owned by the Company and its competitors, and general economic conditions, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission.